Exhibit 99.1

Genetron Health Announces Co-Development Agreement with AstraZeneca R&D China for

Personalized MRD Tests for Solid Tumors in China

Collaboration highlights the value of MRD solid tumor data generated by Genetron’s Mutation Capsule platform, and further accelerates product development

BEIJING, November 30, 2021 (GLOBE NEWSWIRE) — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced that it has signed a collaboration agreement with AstraZeneca R&D China (“AstraZeneca – LSE/STO/Nasdaq: AZN”) for the joint development in China of next-generation sequencing (NGS)-based tumor-informed (personalized) minimal residual disease (MRD) tests for various solid tumor types. AstraZeneca plans to incorporate the co-developed tests for China-specific studies.

Under the agreement, the companies will jointly invest capital for this collaboration, and will work together to develop and validate the personalized, solid tumor MRD assays for cancer monitoring and recurrence in China. These assays will be developed based on the genetic analysis of the primary tumor from individual patients at the beginning of treatment. A joint committee will be established to oversee the product development.

For solid tumor clinical trials in China that incorporate the use of NGS-based personalized MRD tests, AstraZeneca plans to incorporate the aforementioned co-developed MRD test in China-specific studies, subject to fulfillment of individual study criteria. Upon both companies further agreement, the scope of the agreement may also be expanded to include IVD registration and commercialization. This is an exclusive, multi-year collaboration agreement between both parties, with exclusivity contingent on certain requirements.

“We are happy to work with Genetron Health with the aim to collaboratively develop and potentially commercialize an NGS-based MRD assay to help in directing the right treatments to the right patients. We look forward to joining forces and leveraging both companies’ expertise, in the hope of bringing an innovative and effective diagnostic to benefit more cancer patients in China,” said Jing He, Senior Vice President, Head of R&D China, AstraZeneca.

“We are thrilled to partner with a leading oncology global company such as AstraZeneca, and we are proud that this partnership demonstrates the value of the initial solid tumor MRD data that we have generated so far from Genetron’s Mutation Capsule platform, the proprietary technology that we developed in-house,” said Sizhen Wang, co-founder and CEO of Genetron Health. “The agreement represents the first step of a long-term collaboration. Our goal is to develop a world-class MRD product, by combining AstraZeneca’s global leading position in oncology drug development and their invaluable insights, along with our diagnostic platform and lab expertise. We are very excited to continue working on developing more innovative diagnostic products and solutions for cancer patients.”

About Genetron’s MRD program in solid tumor and Mutation Capsule technology

Genetron’s MRD program in solid tumor is powered by its Mutation Capsule technology, which was developed in-house and has two distinctive features that are very beneficial in the development of liquid biopsy assays. This proprietary technology allows the detection of methylation alterations and mutations in one reaction, and thus it requires less blood while achieving high detection sensitivity. The second feature is the cell-free DNA (cfDNA) sample’s genetic and epigenetic information can be preserved and amplified in the Mutation Capsule library, and can be used for up to ten analyses without sacrificing sensitivity, enabling significant time and cost savings. In addition to the profiling of different panels of mutation and methylation markers, the library can also be used for low-depth whole genome sequencing to profile genome-wide parameters. It also has the function of de novo discovery of methylation sites that could have diagnostic value.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq:GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s plans, strategies and timelines to develop personalized MRD tests for solid tumors in China with AstraZeneca R&D China, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Hoki Luk

Email: hoki.luk@genetronhealth.com

Phone: +1 (408) 891-9255

Media Relations Contact

Yanrong Zhao

Genetron Health

Email:yanrong.zhao@genetronhealth.com